Exhibit (h)(v)(B)

OPERATING SERVICES AGREEMENT

DIREXION FUNDS

This Agreement is made and entered into as of the 8th of July 2014, by and between Direxion Funds, organized under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of Direxion Hilton Yield Plus Fund, a series of the Trust (the “Fund”), and Rafferty Asset Management, LLC, a limited liability company (hereinafter referred to as the “Advisor”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, the Advisor provides investment advice pursuant to a separate agreement with the Trust (“Advisory Services”) and is registered with the Securities and Exchange Commission as an investment advisor under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Trust wishes to engage the Advisor, to provide, or arrange for the provision of, certain operational services which are necessary for the day-to-day operations of its Fund in the manner and on the terms and conditions hereinafter set forth, and the Advisor wishes to accept such engagement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Trust and the Advisor agree that,

1. Responsibilities of the Advisor. The Advisor will be responsible for all expenses of the Trust except the following: fees for Advisory Services, distribution and/or service fees, acquired fund fees and expenses, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation or other expenses outside the typical day-to-day operations of the Fund.

2. Compensation of the Advisor. In consideration of the services rendered pursuant to this Agreement, the Fund will pay to the Advisor, as compensation for the services provided by the Advisor and its agents under this Agreement, an annualized fee, which shall be paid monthly, based on the average daily net assets of the Fund as set forth on Schedule A. Such fees for the Fund can differ on a share class basis. In the event of that this Agreement is terminated with respect to any Fund, the fee provided for in this paragraph shall be calculated on the basis of a period ending on the last day on which this Agreement is in effect, subject to a pro rata adjustment based on the number of days elapsed in the current period as a percentage of the total number of days in such period.

3. Standard of Care; Limitation of Liability. The Advisor will exercise its best judgment in rendering the services described above. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Advisor of its obligations and duties under this Agreement. Any person, even though an officer, trustee, employee, or agent of the Advisor, who may be or become an officer, trustee, employee or agent, or one under the control or direction of the Advisor, even though paid by it.

4. Amendment of this Agreement. This Agreement may be amended from time upon agreement by both parties in writing, however, the compensation of the Advisor will not exceed an annualized rate 0.15% of average net assets of the Fund. Both parties may agree to lower the fee.

5. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by New York law in a manner not in conflict with the provisions of the 1940 Act.

6. Miscellaneous. Neither the holders of Shares of the Funds nor the Trustees shall be personally liable hereunder. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Duration and Termination of this Agreement. This Agreement shall remain in effect so long as the RAM remains the Advisor.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

DIREXION FUNDS		RAFFERTY ASSET MANAGEMENT, LLC

By:	/s/ Daniel D. O’Neill	By:	/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill	Name:	Daniel D. O’Neill
Title:	Chief Executive Officer	Title:	Managing Director
Date:	July 16, 2014	Date:	July 16, 2014

Schedule A

to the Operating Services Agreement

between the Direxion Funds and Rafferty Asset Management, LLC

for the Direxion Hilton Yield Plus Fund

Funds

(with respect to Investor Class Shares)

Direxion Hilton Yield Plus Fund	0.15%

Funds

(with respect to Institutional Class Shares)

Direxion Hilton Yield Plus Fund	0.15%